manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

April 27, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 13, 2021

File No. 333-255193

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

On behalf of our client, Digital Brands Group, Inc. (the “Company”), we hereby file Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 3”). Amendment No. 3 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated April 23, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 as submitted with the Commission on April 13, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 3. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed April 13, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Bailey 44, LLC; Results of Operations

Year ended December 31, 2020 compared to the Year Ended December 31, 2019, page 67

1.            Please revise to present the Bailey 44, LLC condensed results of operations for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019. The presentation of the 2018 financial information is needed to provide context for the discussion of the variances in the Bailey 44 results of operations. Refer to Item 303(b)(2) of Regulation S-K.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to present the Bailey 44, LLC condensed results of operations for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019.

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Cash Flow Activities, page 68

2.            Please present cash flow information for Bailey 44, LLC for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019. Refer to Item 303(b)(1) of Regulation S-K.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to present cash flow information for Bailey 44, LLC for the year ended December 31, 2018 on a comparative basis with the year ended December 31, 2019.

Liquidity and Capital Resources, page 73

3.            We note per your response to prior comment 7 that the loan facility matures in December 2022; however, we note per page 73 that the maturity date has not been extended beyond its original maturity date of June 2021. Please clarify whether full repayment is due in June 2021 and revise your disclosure accordingly. If partial principal payments are being permitted instead of full repayment, please clearly disclose this, and disclose the planned source of liquidity for these payments. Furthermore, disclose whether you intend or have any current plans to conduct the “secondary offering” referenced in your updated disclosure and clarify whether it will be a follow-on primary offering with proceeds to the company. Lastly, please clearly disclose the consequences if such offering is not completed by September, and your planned course of action to remedy any material deficiencies in liquidity. Your disclosure throughout the document should clearly and consistently explain the above.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to explain the terms of the Company’s loan facility maturity and other repayment terms.

Bailey 44, LLC Financial Statements, page F-37

4.            We note that you no longer include financial statements for the period ended December 31, 2018 in this amendment. Please provide financial statements for all periods required pursuant to Rule 3-05 of Regulation S-X. Please also provide an updated consent from your auditors' for these financial statement periods.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to include the financial statements for Bailey 44, LLC for the period ended December 31, 2018.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.            Please revise your discussion of the issuance made in April 2021 to include the promissory notes and the 50,000 shares of common stock that were also issued.

Response: Pursuant to the Staff’s Comment, the Company has revised the registration statement to include a description of the Company’s promissory notes and common shares issued to the lender in connection therewith.

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:    John Hilburn Davis, Chief Executive Officer

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